UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bonds.com Group, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

098003106
(CUSIP Number)

Henri J. Chaoul, Ph.D.
c/o Bonds.com Group, Inc.
1500 Broadway, 31st Floor
New York, NY 10036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 098003106	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henri J. Chaoul, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of the United States and Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,625(1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 16,625(1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,625(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.39%
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 On April 25, 2013, Bonds.com Group, Inc. (the "Issuer") implemented a 1-for-400 reverse split of its Common Stock (“Reverse Stock Split”).  All share and exercise price information in this Statement reflect the Reverse Stock Split.

On June 20, 2013, the Issuer granted the Reporting Person a non-qualified stock option for the purchase of 16,625 shares of the Issuer's Common Stock, which was fully vested and exercisable upon grant. The option expires on June 20, 2020.

CUSIP No. 098003106	13D	Page 3 of 5 Pages

Statement on Schedule 13D

This Statement on Schedule 13D (this “Schedule 13D”) relates to the beneficial ownership of shares of common stock, par value $0.0001 (the “Common Stock”) of Bonds.com Group, Inc., a Delaware corporation (the “Issuer”).  This Schedule 13D is being filed by the Reporting Person (as defined below).  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.  Security and Issuer.

 This Schedule 13D relates to the Common Stock of the Issuer, whose principal executive offices are located at 1500 Broadway, 31st Floor, New York, NY 10036.

Item 2.  Identity and Background.

(a)    This Statement is being filed by Henri J. Chaoul, Ph.D. (the “Reporting Person”).

(b)    The business address of the Reporting Person is:

c/o Bonds.com Group, Inc.
1500 Broadway, 31st Floor
New York, New York 10036

(c)    The Reporting Person serves on the Issuer’s board of directors.  The Issuer’s principal business is financial services and its address is 1500 Broadway, 31st floor, New York, New York 10036.

(d)    The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of both the United States and Lebanon.

Item 3.  Source or Amount of Funds or Other Consideration.

On June 20, 2013, the Issuer granted to the Reporting Person a non-qualified stock option exercisable for up to an aggregate of 16,625 shares of Common Stock at an exercise price per share of $8.35 (the “June 2013 Option”).  The June 2013 Option was fully vested and exercisable on the grant date and expires on June 20, 2020.

Item 4.  Purpose of Transaction.

The Reporting Person serves on the Issuer’s board of directors.  The Issuer granted the Reporting Person the June 2013 Option as compensation for the Reporting Person’s service on the Issuer’s board of directors in 2012.

As a member of the Issuer’s board of directors, the Reporting Person may be involved at any time and from time to time on behalf of the Issuer in the consideration of matters specified in Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Issuer from time to time and, depending upon market conditions and other factors that the Reporting Person may deem material in making his investment decision, the Reporting Person may exercise the above-reference option, purchase Common Stock or other securities of the Issuer in open market or private transactions, sell all or any portion of the Common Stock hereafter acquired by the Reporting Person, either in open market or private transactions, or take other steps to increase, decrease or hedge his investment in the Issuer.

Except as described above, the Reporting Person currently has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 098003106	13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

(a)    As of the date hereof, 16,625 shares of Common Stock may be deemed beneficially owned by the Reporting Person. Such shares represent 6.39% of the issued and outstanding shares of Common Stock (assuming the issuance of the shares of Common Stock beneficially owned by the Reporting Person). The Reporting Person has the right to acquire such shares within 60 days from the date of this Statement upon the exercise of a non-qualified stock option.

(b)    The Reporting Person has sole power to vote the shares beneficially owned by him, and the Reporting Person has the sole power to dispose, or direct the disposition of, the shares beneficially owned by him.

(c)    Except as described above, during the past sixty days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by the Reporting Person or any person or entity controlled by the Reporting Person or any person or entity for which the Reporting Person possesses voting or investment control over the securities thereof.

(d)    Not applicable.

(e)    Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The information contained in Item 4 above is incorporated herein by reference.

 The Reporting Person was designated as a director of the Issuer by Daher Bonds Investment Company ("DBIC") and Mida Holdings ("Mida")  pursuant to rights granted to DBIC and Mida under the Amended and Restated Series E Stockholders' Agreement, dated as of  February 28, 2013, among the Issuer and the stockholders named therein.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Form of Notice and Stock Option Agreement (incorporated by reference to Exhibit 10.16 of the Issuer's Current Report on Form 8-K filed February 8, 2011)

Exhibit 2
Amended and Restated Series E Stockholder's Agreement, dated as of February 28, 2013, among the Issuer and the stockholders named therein (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed March 6, 2013).

CUSIP No. 098003106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2013	/s/ Henri J. Chaoul, Ph.D.
Henri J. Chaoul, Ph.D.